

Dustin Godevais
July 7 at 5:47 PM ·

I'm excited to announce that I'm finally launching my app troov! (if you're wondering about the name, "trouver" means "to find" in French)

Troov is a fun way for people to build meaningful connections online. Our users propose one-on-one activity ideas for other users to join transforming online connections into real-world experiences centered around shared passions.

I'm currently trying to raise $50k from friends and family via a private Wefunder round (https://wefunder.com/troovinc).

If you're interested in becoming a Troov shareholder and receiving my pithy investor updates, then you can do so for as little as $100 through our Wefunder campaign.

Every little bit helps!

Feel free to @ or share this post with anyone whom you think might be interested, and don't hesitate to reach out to me even if you're just curious and want to learn more.

Note the private round closes in 7 days!

troov™

0:02 / 3:44

Katelynn Evans, Francisco Javier Arceo and 12 others   1 comment   1 share